SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM U-57

                 NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS


                        Filed under Section 33(a) of the
             Public Utility Holding Company Act of 1935, as amended



                       TONGXIANG TIES HEAT & POWER CO. LTD
                  B16-17 Tongxiang Economic & Development Zone
                        Tongxiang City, Zhejiang Province
                           People's Republic of China
                -------------------------------------------------
                        (Name of foreign utility company)



                           Alliant Energy Corporation
                           222 West Washington Avenue
                            Madison, Wisconsin 53703
                ------------------------------------------------
                   (Name of filing company if filed on behalf
                          of a foreign utility company)



                The Commission is requested to mail copies of all communications relating to this Notification to:

                                 Barbara J. Swan
                  Executive Vice President and General Counsel
                           Alliant Energy Corporation
                           222 West Washington Avenue
                            Madison, Wisconsin 53703

                              William T. Baker, Jr.
                            Thelen Reid & Priest LLP
                               40 West 57th Street
                            New York, New York 10019

      Alliant Energy Corporation ("Alliant"), a Wisconsin corporation and a registered holding company under the Public Utility Holding Company Act of 1935 (the "'35 Act"), as amended, acting on behalf of Tongxiang TIES Heat & Power Co. Ltd. ("TIES"), an indirect subsidiary of Alliant, hereby notifies the Securities and Exchange Commission (the "Commission") that TIES is, and hereby claims status as, a foreign utility company ("FUCO") within the meaning of Section 33 of the '35 Act.


ITEM 1.  NAME, BUSINESS ADDRESS, FACILITIES AND OWNERSHIP.
         -------------------------------------------------

     The name and business address of the company claiming FUCO status is Tongxiang TIES Heat & Power Co. Ltd., B16-17 Tongxiang Economic & Development Zone, Tongxiang City, Zhejiang Province, People's Republic of China.

     TIES was incorporated in China as a limited liability company and is a joint venture of Interstate Energy Corporation Pte. Ltd. ("IEC/PTE") and Tongxiang Juneng Heat & Power Company Ltd. ("TJHP"). IEC/PTE and TJHP each owns 50% of the joint venture. IEC/PTE, a Singapore company, is a wholly-owned subsidiary of Alliant Energy International, Inc., a direct wholly-owned subsidiary of Alliant Energy Resources, Inc. and an indirect wholly-owned subsidiary of Alliant.

     TIES owns and operates a co-generation plant consisting of one coal-fired 24- megawatt generator. The plant supplies electricity and steam to the local municipal government, which, in turn, sells and distributes the steam and power to various customers.


ITEM 2.  DOMESTIC ASSOCIATE PUBLIC-UTILITY COMPANIES OF TIES.
         ----------------------------------------------------

     The following companies, each of which is a direct or indirect subsidiary of Alliant, are domestic public utility companies and associate companies of
TIES: IES Utilities Inc., Interstate Power Company, Wisconsin Power and Light Company and South Beloit Water, Gas & Electric Company (collectively, the "Domestic Utilities"). At present, apart from their common affiliation with Alliant, none of the Domestic Utilities has any relationship with TIES.



                         EXHIBIT A. STATE CERTIFICATION.

                                  Inapplicable.


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


                                    SIGNATURE


         The undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.




                                                ALLIANT ENERGY CORPORATION


                                                By: /s/ Barbara J. Swan
                                                    __________________________
                                                    Barbara J. Swan
                                                    Executive Vice President
                                                    and General Counsel



Date:  July 30, 1999


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